EXHIBIT 99.1

Portage Biotech Reports Business and Strategic Update

• Prioritize the adenosine clinical candidates
• iNKT clinical development paused to focus resources
• Company will evaluate range of strategic options

WESTPORT, Conn., Jan. 04, 2024 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company advancing novel multi-targeted therapies for use as monotherapy and in combination, today announced the outcome from the company’s comprehensive review of its pipeline in the context of the current capital raising market conditions.

The ADPORT-201 adaptive Phase 1a/1b clinical trial of PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor) has been progressing well with strong interest from our eight academic centers in the US. The phase 1a dose escalation portion of the trial is enrolling quickly and there have been no safety signals of concern at the doses evaluated to date. The company looks forward to presenting data from this portion of the trial at a conference later this year. We are also excited about future development with these candidates including combining our potential best-in-class adenosine 2A and adenosine 2B inhibitors at the optimum biologic doses in a biomarker enriched population and collaborating with Merck to study combinations with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy.

After a review of Portage’s funding requirements, the Board of Directors has made the difficult decision to pause further drug development in the PORT-2 iNKT program. “This was a difficult decision considering the promising phase 1 safety and translational data from the non-small cell lung and melanoma trial," said Dr Ian B. Walters, chairman and CEO, “As a result, the company will evaluate a range of potential strategic options which may include among other things, finding a partner for our iNKT program or other corporate transactions.”   Portage does not intend to disclose developments with respect to this evaluation unless and until it determines that further disclosure is appropriate or necessary.

In connection with these developments and to extend its cash runway, Portage is implementing a cost-savings plan that includes a reduction in internal and contracted workforce, with remaining employees focusing primarily on pursuing the adenosine clinical programs.

“I want to express my sincere gratitude to our investigators and collaborators for their drug development efforts on our iNKT program, as well as the patients who participated in the trials. There is still much to learn about how to develop therapeutics for this target,” remarked Dr. Walters.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. Portage’s lead program, potentially best-in-class adenosine antagonists are being advanced using innovative trial designs and translational data to identify the patient populations most likely to benefit from treatment. The Company’s unique business model leverages a strong network of academic experts and large pharma partners to rapidly and efficiently advance multiple products. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expect," "anticipate," "intend," "estimate," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company’s plans to prioritize its adenosine program, release of additional data in 2024 and its strategic option review; are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development, its estimates regarding its capital requirements, and its ability to continue as a going concern; the Company's clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company's product candidates as compared to others; the Company's maintenance and establishment of intellectual property rights in its product candidates; the Company’s estimates of future revenues and profitability; the Company's estimates of the size of the potential markets for its product candidates; its selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2023. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations:
ir@portagebiotech.com

Media Relations:
media@portagebiotech.com